UNCLE ED'S VODKA, LLC

Financial Statements

December 31, 2021

UNCLE ED'S VODKA, LLC

Table of Contents

December 31, 2021

Independent Accountant's Review Report

To the Members'
Uncle Ed's Vodka, LLC
Boise, Idaho

We have reviewed the accompanying financial statements of Uncle Ed's Vodka, LLC, which comprise the balance sheet as of December 31, 2021 and the statements of income, changes in members' equity, and cash flows for the period from inception, January 29, 2021 to December 31, 2021 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Uncle Ed's Vodka, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

The Nichols Accounting Group

Nampa, Idaho
October 19, 2022

Nampa 6075 Hunt Ave | Nampa, ID 83687

UNCLE ED'S VODKA, LLC

Balance Sheet

December 31, 2021

Assets		
Current Assets		
Cash	$	175,107
Accounts receivable, net of allowance for doubtful accounts		97,409
Inventory		300,284
Other current assets		21,990
Total Current Assets		594,790
Intangibles		2,695,000
Total Assets	$	3,289,790
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable	$	14,690
Accrued liabilities		220,266
Total Current Liabilities		234,956
Related party debt		690,221
Total Liabilities		925,177
Members' Equity		
Members' Equity		2,364,613
Total Liabilities and Members' Equity	$	3,289,790

See Notes to Financial Statements

UNCLE ED'S VODKA, LLC

Statement of Income

For January 29, 2021 to December 31, 2021

Revenue	
Revenue	$ 315,603
Cost of Goods Sold	
Materials	213,259
Gross Profit	102,344
Operating expenses	
Advertising and promotion	313,731
Merchant and bank fees	232
Taxes and licenses	11,643
Office	7,582
Other operating expenses	106,888
Professional fees	41,701
Salaries and wages	223,705
Sub-contractors	503,826
Supplies	165
Travel	17,855
Utilities	2,555
Total Operating Expenses	1,229,883
Loss from Operations	(1,127,539)
Non Operating Income and Expenses	
Interest income	24
Net Loss	$ (1,127,515)

See Notes to Financial Statements

UNCLE ED'S VODKA, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2021

	Member Units	Retained Deficit	Total
Balance, January 29, 2021	$ -	$ -	$ -
Contributions	3,695,000	-	3,695,000
Return of capital	(202,150)	-	(202,150)
Net loss	-	(1,127,515)	(1,127,515)
Distributions	-	(722)	(722)
Balance, December 31, 2021	**$ 3,492,850**	**$ (1,128,237)**	**$ 2,364,613**

See Notes to Financial Statements

UNCLE ED'S VODKA, LLC

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash Flows from Operating Activities:	
Net loss for the period	$ (1,127,515)
(Increase) decrease in accounts receivables	(97,409)
(Increase) decrease in inventory	(300,284)
(Increase) decrease in other assets	(21,990)
Increase (decrease) in accounts payable	14,690
Increase (decrease) in accrued liabilities	220,266
Net Cash Provided (Used) by Operating Activities	**(1,312,242)**
Cash Flows from Financing Activities	
Proceeds from capital contributions	797,850
Payments of distributions	(722)
Proceeds from related party debt	690,221
Net Cash Provided (Used) by Financing Activities	**1,487,349**
Net Increase (Decreases) in Cash and Cash Equivalents	**175,107**
Cash and cash equivalents at beginning of period	-
Cash and Cash Equivalents at End of Period	**$ 175,107**

See Notes to Financial Statements

UNCLE ED'S VODKA, LLC

Notes to Financial Statements

For the Year Ended December 31, 2021

Note 1 - Significant accounting policies

(a) Principal business activity

Uncle Ed's Vodka, LLC (the company) was incorporated on January 29, 2021 in the state of Delaware. The company's principal business is the production of high quality spirits and initial distribution throughout the west coast of the United States. The company currently has plans to expand distribution throughout the United States and into foreign markets. Along with the production of spirits in Idaho, the company works to improve the environment and is committed to giving back to native Hawaiian and pacific islander causes. In addition, the company is committed, in part, to use sustainable packaging and recycled products whenever possible, with the ultimate goal to become a Certified B Corporation.

(b) Basis of accounting

The accounting policies of the company are in accordance with accounting principals generally accepted in the United States of America (GAAP) applied on a basis consistent with that of the proceeding year. The accounting policies outlined below are those policies considered to be significant.

(c) Cash and cash equivalents

The company maintains its cash balance with one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the year, the bank balance may exceed the insured limit.

(d) Receivables

The company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

(e) Inventory

All inventories are valued at the lower of cost or market. The cost of finished goods is determined on a first-in, first-out basis. The first-in, first-out method is also used to determine the cost of raw materials and work in process inventory.

(f) Intangibles

Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the intangible assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangibles assets that have an indefinite live are not amortized, but rather are tested for impairment annually or if events or a change in circumstance have occurred that indicate possible impairment. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized.

(g) Revenue recognition

Sales revenue is recognized in accordance with industry practice which is when all the risks and benefits of ownership of products have been transferred to customers under executed sales agreements.

UNCLE ED'S VODKA, LLC

Notes to Financial Statements

For the Year Ended December 31, 2021

Note 1 - Significant accounting policies (continued)

(h) Cost of goods sold

Cost of goods sold includes the following expenses; raw material costs, packaging costs, purchasing and receiving costs, manufacturing labor and overhead.

(i) Advertising cost

The company follows the policy of charging the costs of advertising to expense as incurred.

(j) Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

(k) Subsequent events

Subsequent events and transactions have been evaluated by management through October 19, 2022, the date the financial statements were issued. Material subsequent events, if any, are disclosed in a separate note to these financial statements.

Note 2 - Inventory

Inventory consists of the following:

Finished goods	$	300,284

Note 3 - Intangibles

Intangible assets consists of the following:

Intellectual property & trademarks	$	2,695,000

Note 4 - Related party debt

Related party debt consists of the following:

Note payable to Cypress Point, unsecured, no interest rate or payment terms have been established.	$	500,000

Note 5 - Related party transactions

Distilled Spirits, LLC's principle business is the ownership and operation of a spirit distillery in Boise, Idaho. They produce spirits as well as provide research and development support to customers in the United States. They produce spirits for Uncle Ed's Vodka, LLC, and as of December 31, 2021, the company owed Distilled Spirits, LLC, $140,360 which is shown on the balance sheet in accrued liabilities.

American Revolution Vodka, LLC's principle business is the production and distribution of high quality spirits throughout the United States. American Revolution Vodka, LLC, provided funding to Uncle Ed's Vodka, LLC to purchase inventory and no terms or interest rate have been established. As of December 31, 2021 the company owed American Revolution Vodka, LLC, $690,221.

Note 6 - Members' equity

The company was created through a distribution of intellectual property from American Revolution to Uncle Ed's Vodka that was valued at $2,695,000. As part of the distribution and contribution, participating members' of American Revolution received a comparable percent of member units in the newly formed company. Subsequent to formation, Cypress Point Holdings purchased units for cash.

The company is owned through member units as follows:

	Class A Units
Walter Kerpa	5,000.00
Jeff DeLapp	4,422.00
Spencer Jones	250.00
KJH Consulting, LLC	352.00
Scott Kimball	180.00
IdaBu, LLC	81.00
Bjgp	102.00
Peter and Sandra Vermeulen	102.00
Cypress Point Holdings	1,048.00
Total Class A Units	11,537.00

In the event of the liquidation of the company, Cypress Point Holdings will receive a preferential return of capital before the other members.

Note 7 - Subsequent events

On January 5, 2022, the company received a related party loan from Cypress Point, a member, in the amount of $500,000. The loan is unsecured and no interest rate or payment terms have been established.

On March 24, 2022, the company received a related party loan from Jeff DeLapp, a member, in the amount of $125,000. Interest at .97% per annum and no payment terms have been established, however the intention is to pay it off during 2023.

Note 7 - Subsequent events (continued)

n April 29, 2022 the company received a related party loan from Jeff DeLapp, a member, in the amount of $50,000. Interest at .97% per annum and no payment terms have been established, however the intention is to pay it off during 2023.

On May 27, 2022 the company received a loan from Kevin Hall in the amount of $50,000. Interest at 5% per annum, repayable in full lump sum of the principle balance within 90 days of the agreement. This amount is still outstanding as of the date of these financial statements and is intended to be repaid during 2023.